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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 ...............................................................................

                                   SCHEDULE TO

                                 (Rule 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
               OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

                                  VIASOFT, INC.
                            (Name of Subject Company)

                                  ASG SUB, INC.
                            ALLEN SYSTEMS GROUP, INC.
                      (Names of Filing Persons--Offerors)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    92552U102
                      (CUSIP Number of Class of Securities)

 ...............................................................................
                          Kristine Kennedy Rieger, Esq.
                        Senior Vice President, Secretary
                               and General Counsel
                            Allen Systems Group, Inc.
                             1333 Third Avenue South
                              Naples, Florida 34102
                                  (800) 932-5536

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

 ...............................................................................
                                   Copies to:

                           Robert E. McLaughlin, Esq.
                             Steptoe & Johnson LLP
                         1330 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                           Telephone: (202) 429-3000



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                            CALCULATION OF FILING FEE

 ------------------------------------------------------------ -----------------------------------------------------------
                   Transaction valuation*                                        Amount of filing fee
 ------------------------------------------------------------ -----------------------------------------------------------
                      $155,653,952                                                      $31,131
 ------------------------------------------------------------ -----------------------------------------------------------


         * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, $0.001 par value, of Viasoft, Inc. on April 28, 2000 (18,178,001) at $8.40 per
share, plus the aggregate amount required to be paid to holders of outstanding stock options ($8.40 per share less the option exercise price), in accordance with terms of the offer described herein. The amount of the filing fee was calculated in accordance with Rule 0-11(b) and (d) under the Securities Exchange Act of 1934 (the "Exchange Act").

         [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $31,131
         Form or Registration No.:  TO.
         Filing Parties:   ASG SUB, INC.
                           ALLEN SYSTEMS GROUP, INC.
                           VIASOFT, INC.
         Date Filed:  May 4, 2000

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]




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        This Amendment No. 4, the final amendment, amends and supplements the
Tender Offer Statement on Schedule TO originally filed by ASG Sub, Inc., a Delaware corporation ("ASG Sub"), Allen Systems Group, Inc., a Delaware corporation ("Allen Systems") and Viasoft, Inc., a Delaware corporation (the "Company"), on May 4, 2000, as amended by Amendment No. 1 to the Schedule TO filed by Allen Systems, ASG Sub and the Company, on May 10, 2000, by Amendment No. 2 to the Schedule TO filed by Allen Systems and ASG Sub on May 25, 2000 and by Amendment No. 3 to the Schedule TO filed by Allen Systems and ASG Sub on June 5, 2000 (the "Schedule TO") relating to the combined tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of the Company, together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of April 20, 1998, as amended between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), tendered pursuant to the Offer at a purchase price of $8.40 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2000, as amended as set forth below (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO. ASG Sub is a wholly-owned subsidiary of Allen Systems.

ITEMS 1 THROUGH 9 AND 11.

        Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

        The Offer expired at 12:00 midnight, Eastern time, on Friday, June 2, 2000 (the "Expiration Date"). Pursuant to the Offer, based on a final report from Equiserve, the depositary for the Offer, as of the Expiration Date, 16,890,301 Shares were validly tendered and not withdrawn in the Offer, including Shares subject to guarantee of delivery, representing approximately 93% of the outstanding Shares of the Company. ASG Sub purchased 9,111,209 of the Shares validly tendered in the Offer at an aggregate purchase price of approximately $76.5 million. The Company purchased the remaining 7,779,092 Shares validly tendered in the Offer at an aggregate purchase price of approximately $65.3 million. Following completion of the Offer, ASG Sub owns approximately 87% of the Company's issued and outstanding Shares.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2000

                                    ASG SUB, INC.

                                    By: /s/ Kristine Kennedy Rieger
                                        ------------------------------------
                                        Name:  Kristine Kennedy Rieger
                                        Title: Senior Vice President,
                                               Secretary and General Counsel

                                    ALLEN SYSTEMS GROUP, INC.

                                    By: /s/ Kristine Kennedy Rieger
                                        ------------------------------------
                                        Name:  Kristine Kennedy Rieger
                                        Title: Senior Vice President,
                                               Secretary and General Counsel


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